July 31, 2017

VIA EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corp.
Registration Statement on Form S-1
Filed July 14, 2017
File No. 333-219300

Dear Ladies and Gentlemen:

On behalf of RXi Pharmaceuticals Corp. (“RXi” or the “Company”), and in response to the oral comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to the Company on July 24, 2017 regarding the Company’s Registration Statement on Form S-1 filed with the Commission on July 14, 2017 (the “Registration Statement”), we submit this letter containing the Company’s responses to the Staff’s oral comments. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. We are separately sending to the Staff a copy of this letter and a version of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the Staff’s oral comments. For your convenience, we have set out the text in bold of the Staff’s oral comments followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

1.	Please amend the Registration Statement to incorporate by reference the Company’s Current Report on Form 8-K filed with the Commission on January 10, 2017.

Response: In response to the Staff’s oral comment, the Registration Statement has been revised to incorporate by reference the Company’s Current Report on Form 8-K filed with the Commission on January 10, 2017.

Exhibits

2.	We refer to Exhibit 5.1. Please have counsel revise to reflect that the offered shares are currently outstanding.

Response: In response to the Staff’s oral comment and further discussion with the Staff, Exhibit 5.1 has been revised to reflect that certain shares to be offered are currently outstanding and that the remaining shares to be offered are not currently outstanding, but will be validly issued, fully paid and non-assessable when issued against payment as set forth in the Registration Statement.

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We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (415) 393-8373.

Very truly yours,

/s/ Ryan A. Murr

Ryan A. Murr

Enclosures

cc:	Geert Cauwenbergh, Dr. Med. Sc., RXi Pharmaceuticals Corporation